                                                                       EXHIBIT 1
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 10-K

   /X/      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended January 30, 1999

   / /      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from             to

                          Commission File No:000-22679

                             WORLD OF SCIENCE, INC.

             (Exact name of registrant as specified in its charter)

          NEW YORK                                        16-0963838
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

            900 Jefferson Road, Building 4, Rochester, New York 14623

               (Address of principal executive offices) (Zip code)

        Registrant's telephone number, including area code: (716) 475-0100

        Securities registered pursuant to Section 12(b) of the Act: NONE
          Securities registered pursuant to Section 12(g) of the Act:

                                                     NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                         ON WHICH REGISTERED
          -------------------                         -------------------
Common Stock. par value $0.01 per share             The Nasdaq Stock Market

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.    YES /X/  NO / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to be the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K             /X/

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the average of the closing bid and ask prices of the registrant's Common Stock as reported on NASDAQ on March 31, 1999 was $11,605,000. The number of shares of Common Stock, with $.01 par value, outstanding on March 31, 1999 was 4,761,155 shares.

                       DOCUMENTS INCORPORATED BY REFERENCE

A portion of Item 10 and Items 11, 12 and 13 of Part III are incorporated by reference from the Company's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders, to be held June 10, 1999. Registrant's definitive Proxy Statement will be filed with the Securities and Exchange Commission on or before May 7, 1999.

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

                                     PART I

ITEM 1.      BUSINESS

GENERAL

     World of Science, Inc. (the "Company" or "World of Science") is a leading specialty retailer of a variety of traditional and distinctive science and nature products. The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. World of Science has developed a broad customer base, as its products appeal to customers of all ages for gift-giving, educational use and entertainment. The Company operates both a permanent and seasonal store format. At January 30, 1999, the Company operated 74 permanent stores and 71 seasonal stores in 29 states, primarily in enclosed malls. The Company's fiscal year is the 52-week period ending on the Saturday closest to January 31. The terms "fiscal" and "fiscal year" refer to the calendar year in which the Company's fiscal year commences. Fiscal 1996 consisted of 53 weeks as compared to 52 weeks for all other years presented.

     Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space and maintain approximately 2,600 stock-keeping units ("SKUs") of inventory. Permanent stores are also generally characterized by an upscale store facade and interior fixture package. Seasonal stores are open during the holiday selling season, or for an extended period beyond that season, under leases with shorter terms. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs of inventory, occupy available in-line mall space, require minimal store build-out and employ reusable fixtures.

     The Company was founded in Rochester, New York and incorporated in 1969, primarily to develop and manufacture science kits for school systems. In 1973, the Company began selling science and nature products through a mail order catalog and, in 1984, opened its first retail store in the Rochester Museum and Science Center. Based upon the success of its science and nature retail concept locally, the Company decided in the late 1980's to focus exclusively on the retail store segment of its business and discontinued its manufacturing operations. Its catalog operations were phased out commencing in fiscal 1991.

BUSINESS STRATEGY

- DISTINCTIVE AND TRADITIONAL MERCHANDISE. World of Science stores offer a variety of educationally and entertainment-oriented, distinctive science and nature products, together with a broad assortment of more traditional science and nature products. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. The Company continually seeks new and distinctive products and, accordingly, updates approximately one-third of its SKUs annually.

- EDUCATIONAL AND ENTERTAINING SHOPPING EXPERIENCE. The Company's products are displayed to encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. This educational and entertaining shopping experience places the customer in an environment where experimentation and play are integral components of the buying experience.

- SUPERIOR CUSTOMER SERVICE. The Company employs enthusiastic and friendly sales personnel who are trained to highlight the benefits of the products offered and encourage customers to browse at their leisure.

- USE OF SEASONAL STORES. The seasonal store program enables the Company to reach a broader customer base during the holiday selling season, as well as to test prospective locations for permanent stores before making the required capital investment. The Company opportunistically seeks out available in-line space in quality shopping malls which it can lease for several months around the holiday selling season and, in some instances, for an extended period thereafter. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores. In fiscal 1998, 36.0% of the Company's total net sales were generated by seasonal stores, as compared to 44.6% in fiscal 1997. The Company's flexible store formats, combined with its distinctive merchandise, make World of Science stores attractive to mall operators.

- PRICE INTEGRITY. The Company's pricing strategy is to offer quality products at fair prices. World of Science stores sell merchandise generally ranging in price from less than $1.00 to $1,000. The Company does not engage in frequent storewide sales or price mark-downs and believes it uses sales and price mark-downs to a lesser degree than other retailers. The Company believes that its pricing strategy fosters customer trust and confidence.

EXPANSION STRATEGY

        The Company has grown by opening new permanent stores, by operating seasonal stores to capture sales during the holiday selling season, and by increasing sales volume from its existing permanent stores. Although management does not believe there are geographical constraints on the location of future stores, the Company's expansion strategy will focus primarily on opening stores in new and existing markets in the eastern half of the United States before expanding elsewhere. The Company believes that this strategy will allow it to increase the recognition of the "World of Science" name, enhance operating efficiencies and manage growth. The principal elements of the Company's expansion strategy are as follows:

- NEW PERMANENT STORE OPENINGS. The Company currently operates 78 permanent World of Science stores, including four new permanent stores which have opened since the beginning of fiscal 1999. The Company expects to open a total of approximately 15 permanent stores in fiscal 1999 and approximately 20 permanent stores in fiscal 2000 in both new and existing markets. In many cases, permanent stores will replace seasonal stores and, in appropriate circumstances, the Company may acquire or assume pre-existing leases of other retail stores. Although the Company may also evaluate opening stores in non-mall locations, such as airports and museums, the Company has no commitments for new permanent stores in non-mall locations.

- ACTIVE SEASONAL STORE PROGRAM. The Company operated 101 World of Science seasonal stores during the fiscal 1998 holiday selling season and currently operates 64 seasonal stores. During the past three fiscal years, the Company has only opened eight permanent stores in pre-existing malls which were not preceded by a seasonal store in the same mall. The Company plans to operate approximately 100 seasonal stores during the holiday selling season in fiscal 1999 and fiscal 2000.

- INTERNET PRESENCE. The Company has maintained a web site since July, 1998, which until recently, was used primarily to provide information on the Company and its store locations. However, in the fall of 1998 the Company began to offer a limited selection of its products for sale on the web site. The Company has redesigned its web site and expanded its product selection which, over the next several months, is expected to reach over 1,000 SKUs. The Company's web site will also be used for product promotions, employment opportunities, corporate information and the publication of a monthly newsletter. In April, 1999 the Company formed a wholly-owned subsidiary named WOSI on the WEB, Inc. which will focus on the operation of the web site.

- COMMITMENT TO STRONG INFRASTRUCTURE. The Company's expansion strategy includes a commitment to make appropriate infrastructure investments. Over the past three years, the Company has made significant investments in its management information systems and distribution facilities, which have contributed to efficiencies in inventory management and product distribution. In the second quarter of fiscal 1997, the Company relocated its distribution facility to a larger facility. The Company successfully installed new point-of-sale software during the second and third quarter of fiscal 1998. In the first quarter of fiscal 1999, the Company upgraded its main computer which handles its financial and inventory management systems. The Company periodically evaluates its store formats to maintain high standards of attractiveness and an appropriate showcase for its science and nature products.

MERCHANDISING

     The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. The Company has a broad customer base and its products appeal to customers of all ages for gift giving, educational use and entertainment. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. Each permanent store carries approximately 2,600 SKUs displayed in separate product areas. The Company generally does not carry licensed products or mass market television advertised products. In most product categories, the Company offers a variety of traditional science and nature products that customers would expect to encounter in a science and nature store. These more traditional products are displayed together with the Company's distinctive items. The Company is continually seeking new, distinctive products consistent with its merchandising strategy. Historically, the Company has updated approximately one-third of the items in its merchandise assortment annually.

     The Company's merchandising team attends trade shows to identify potential new products, and the Company evaluates all new products prior to offering them for sale in its stores. In addition, the Company seeks input and suggestions from its store personnel and customers; and product selections are sometimes made based upon such recommendations. The Company occasionally designs its own products which are manufactured by third party sources. For example, the Company's best-selling telescope product was designed by the Company to be more user-friendly and to incorporate features not generally found in comparably priced telescopes. The Company also employs a staff geologist, who is responsible for evaluating mineral and fossil specimens for sale in World of Science stores.

     A typical permanent World of Science store has approximately 25 different product areas and seasonal stores generally feature approximately 20 different product areas focused upon specific merchandising themes. The Company's themes follow a strategically planned layout which encourages customers to visit every theme within the store. Although not all of the available merchandising themes are included in each World of Science store, the following is a list of the principal merchandising themes, together with a description of the typical products included in these themes.


          -    ACTIVITY KITS            arts and crafts, behavioral science, archeology
                                        and paleontology
          -    AMERICAN CRAFTSMAN       limited production kaleidoscopes, glass and metal
                                        sculptures, jewelry, pottery bowls, vases and
                                        decorative pieces with natural images
          -    ANATOMY                  anatomical models, charts and books
          -    ANIMAL REPLICAS          mammals, marine life, reptiles, amphibians and
                                        insects represented in self- assembled, molded or
                                        plush replicas
          -    APPAREL                  distinctive T-shirts, hats and kits for ties and
                                        scarves
          -    ASTRONOMY                telescopes, star finder charts, instructional models, solar system charts and mobiles
          -    BIOLOGY                  microscopes, related labware, books for reference and science projects, petri dishes, microscope sets and slide sets
          -    BIRD WATCHING            binoculars, feeders, houses, field identification guides,
                                        bird calls and books
          -    BOTANY & GARDEN          fountains, seed kits, figurines, plant growing kits, garden
                 ACCESSORIES            sculpture, wind chimes and bells
          -    CHEMISTRY                experiment kits, science project resources, technical labware and reference books
          -    DINOSAURS                molded replicas, models, puzzles, games, books and kits
          -    FLIGHT                   model rocketry, kites, boomerangs and flight discs
          -    FOOD MAKING              kits for making chewing gum, chocolate, soda and flavored vinegar
          -    GEOGRAPHY                compasses, hiking staffs, educational puzzles, games and maps
          -    GEOLOGY                  quality mineral and fossil collectibles for the beginner to serious collectors
          -    GLOW IN THE DARK         astronomical and animal designs
          -    IMPULSE                  fascinating pick-up items, including spinning tops, keychains, magnets and travel puzzles
          -    JEWELRY                  natural gemstone, titanium, glass and nature images
          -    MAGNETISM                magnets, building kits, floating tops and science project kits
          -    NOSTALGIA                old-fashioned toys and games
          -    OPTICS                   magnifiers, a wide range of kaleidoscopes and teleidoscopes
          -    PHYSICS                  traditional construction sets and robotic models
          -    PLUSH                    stuffed animals
          -    PUZZLES AND GAMES        jigsaw puzzles, brainteasers, travel games and other
                                        board games
          -    RECORDED MUSIC           music with enhancements of nature sounds, music for
                                        relaxation and Celtic music
          -    RELAXATION               massage tools, books, aromatherapy, reflexology and stress management
          -    WEATHER                  weather instruments, solar kits, umbrellas and reference books

     Offering quality products at fair prices is a key element in the Company's business strategy. The Company does not engage in frequent storewide sales or price mark-downs and it believes it uses sales and price mark-downs to a lesser degree than other retailers.

     The price range of products carried by World of Science stores generally vary from less than $1.00 to $1,000. The average customer transaction in fiscal 1998 was $23.77 for the five-weeks ending December 26, 1998 and was $18.46 for the entire fiscal year, as compared to $21.96 for the five-weeks ending December 27, 1997 and $17.18 for the entire fiscal 1997.

PURCHASING AND DISTRIBUTION

     The Company purchases its products from over 450 sources and is continually in search of additional suppliers. The Company's merchandising team includes the Company's President, Vice President of Operations and Merchandising Manager. This team and other representatives of the Company attend trade shows to identify potential new product sources. The Company's top 20 product sources accounted for 51.3% of total purchases in fiscal 1998, and 45.2% of total purchases in fiscal 1997. There is currently one supplier, Ty, Inc., who furnished product which represented 12.8% of sales in fiscal 1998. No single supplier furnished products representing more than 6.2% of sales in fiscal 1997.

     Inventory levels for each store, both on a SKU and dollar level, are monitored weekly, with automatic replenishment orders made through the Company's management information systems. This is accomplished based on a pre-determined, maximum/minimum SKU stocking control system. Maximum/minimum SKU inventory levels are reviewed and, if warranted, adjusted on a seasonal basis, most notably in preparation for the year-end holiday selling season, and are closely monitored for Company-wide stock reordering and initial holiday orders. The Company typically ships products by ground freight for new store inventory stocking or existing store replenishment orders. Replenishment orders are typically filled within three days.

     The Company leases a 110,000 square foot distribution center in Rochester, New York, less than one mile from the Company's corporate offices, from which it conducts all of its inventory management, receiving and shipping. The current geographic concentration of its stores enables the Company to make deliveries to stores on a weekly basis and enables it to restock its stores' inventories promptly and efficiently from its distribution center. Deliveries are generally made through common carriers. The distribution center uses a personal computer based inventory location management system which incorporates real time radio frequency ("RF") features to enable distribution center personnel to receive, store, pick and check incoming and outgoing orders by SKU in a paperless process. Because this system tracks inventory by location, order pickers are directed by hand-held RF terminals to bar-coded SKU locations in the sequence in which product is stored in the warehouse. The order pickers are prompted to pick the proper quantity to fill orders to replenish the stores, thus allowing orders to be efficiently picked.

STORE OPERATIONS

     The Company's products are displayed to encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. World of Science stores offer customers an educational and entertaining shopping environment where experimentation and play are integral components of the buying experience. Management believes that providing well-trained, knowledgeable and friendly store personnel is a key aspect of its business strategy and contributes to the shopping experience. The Company's products lend themselves to explanations and demonstrations, and store personnel with product knowledge can assist customers with purchasing decisions. All store personnel are trained in customer service, product features and the store's point-of-sale system.

     The Company's store operations are managed by its Vice President of Operations, who oversees a staff consisting of two regional managers, twelve district managers and four area managers. The regional managers oversee the Company's district managers, who, in turn, may supervise one or more area managers. District managers also oversee specific stores that are not managed by area managers. District and area managers are responsible for all aspects of the operations of stores in defined market areas. World of Science stores are generally staffed with one store manager, and permanent stores typically also have an assistant store manager. Store managers are responsible for many aspects of store operations, including store staffing and development, visual presentation and shrinkage control. However, merchandise replenishment is controlled centrally, to ensure adequate inventory levels, consistent with the rate of sale at each store. All store management personnel are paid on a salary basis and, as an incentive to increase sales, are eligible to receive bonuses based on the store's sales performance during each fiscal year. World of Science stores have a sales staff of approximately eight hourly employees in permanent stores and approximately five hourly employees in seasonal stores. The number of hourly employees increases to about 20 in permanent stores and 10 in seasonal stores during the holiday selling season.

     Permanent stores contain on average 2,000 square feet of selling space and offer approximately 2,600 SKUs. The Company's permanent stores have an upscale design which generally includes mahogany and brass fixturing, river-rock and wood store facades and open product displays that encourage customers to experiment and play with the merchandise. The Company periodically evaluates its permanent store format to assure an upscale, modern appearance with eye-catching window displays. Starting in 1997, the Company began updating its store format to include more open storefronts and brighter interior spaces. Although the Company generally ensures that all of its permanent stores employ the Company's upscale decorative style, the Company may use less expensive facades and fixtures to adapt to particular malls and markets. On average, the Company has refurbished its permanent stores every three years.

     Seasonal stores are typically opened in sites requiring minimal build-out and are fixtured with wall systems and merchandise displays that can be disassembled and re-used in other seasonal store locations. Seasonal stores also carry lower inventory levels than permanent stores. A typical seasonal store carries about 75% of the SKUs featured in the Company's permanent stores and averages approximately 1,500 square feet of selling space. Seasonal stores operate on month-to-month or short-term leases of up to three years. The lead time in opening a seasonal store is substantially shorter than the lead time for permanent stores, enabling the Company to react quickly to market opportunities.

     World of Science stores are open seven days a week and the typical hours of operation are from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday, with extended hours during the holiday selling season. The Company's stores are generally open during the same business hours as the enclosed malls in which they operate. Except with respect to advertising required under certain of its mall leases, the Company does not presently rely on advertising to generate sales and is dependent upon mall traffic to attract customers.

MANAGEMENT INFORMATION SYSTEMS

     The Company uses an IBM AS/400 (model 620) for its management information systems, which handles all major informational requirements of the Company's business, including sales, warehousing and distribution, purchasing, inventory control, merchandise planning and replenishment as well as various accounting functions. At the store level, the Company uses a point-of-sale computer system with the capability to provide sales data and to maintain perpetual inventory data on a per-SKU basis. All software applications which run on the AS/400 are licensed by World of Science and have been customized according to Company specifications.

     The Company tracks its inventory by electronic data interchange between the AS/400 and the Company warehouse and its stores. All inventory is bar-coded where practical. The system polls each of its stores each evening to upload sales data, to update inventory status and to determine replenishment requirements. Weekly sales information is retained for each store, allowing the Company to analyze sales performance by store, market and SKU.

COMPETITION

     Competition for consumer spending is highly intense among specialty retailers, traditional department stores and mass merchants in regional shopping malls and other high traffic retail locations. The Company competes against other retailers for suitable real estate locations and qualified personnel. The Company believes that its distinctive and traditional merchandise, educational and entertaining shopping experience, superior customer service, use of seasonal stores and price integrity distinguishes it from other specialty retailers. The specialty retail business has few barriers to entry. In addition, as the Company expands into new markets, its success may depend in part on its ability to gain market share from established competitors. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company. There can therefore be no assurance that the Company will be able to compete successfully with them in the future.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and levels of sales and net income have generally been substantially lower from January through October, resulting in losses in the first three fiscal quarters. In preparation for its holiday selling season, the Company significantly increases inventories and related indebtedness, hires an increased number of temporary employees in its stores and distribution center, and incurs costs in setting up seasonal store locations. If, for any reason, the Company's sales were to be substantially below seasonal norms during the months of November and December, or if the Company could not hire a sufficient number of qualified employees during the peak periods, the Company's business, financial condition and results of operations would be adversely affected. Quarterly results are affected by the timing of new store openings and the amount of revenue contributed by permanent and seasonal stores.

EMPLOYEES

     As of January 30, 1999, the Company employed approximately 1,225 active employees. The Company regularly supplements its work force with a significant number of part-time employees during the holiday selling season. Substantially all of the Company's part-time employees work at the store level. None of the Company's employees are represented by labor unions and the Company believes its employee relations are very good.

FUTURE RESULTS

     This report contains forward looking statements regarding, among other matters, the Company's future strategy, store opening plans, merchandising strategy and growth. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Forward looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the operation of specialty retail stores in a highly competitive environment, the success of the Company will depend on a variety of factors, such as consumer spending which is dependent on economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, and taxation. The Company's continued growth also depends upon the demand for its products, which in turn is dependent upon various factors, such as the introduction and acceptance of new products and the continued popularity of existing products, as well as the timely supply of all merchandise. Reference is made to the Company's other filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

ITEM 2.     PROPERTY

     The Company's corporate headquarters are located in a 35,000 square foot facility which is comprised of 10,000 square feet of office space and 25,000 square feet of warehouse space. The facility is leased from the State of New York at an annual rent of approximately $88,000. The term of this lease, inclusive of two five-year renewal options, expires in 2013, and the lease provides for rental increases for each renewal term based on increases in the consumer price index, not to exceed 20% of the then current rent.

     The Company entered into a sublease for a new distribution center in fiscal 1997. The facility, which is located within one mile of the Company's office, contains approximately 110,000 square feet of warehouse space. The sublease is triple net and is for a term of 37 months ending in the year 2000, and the Company has two one-year renewal options. The base monthly rental for this facility is approximately $31,500.

     Management believes that the capacity of the corporate headquarters and distribution center will be sufficient for the next 24 months.

     At January 30, 1999, the Company operated 74 permanent stores and 71 seasonal stores in 29 states. The permanent stores occupied 170,321 gross square feet of leased space, with the stores ranging in size from 1,000 to 3,200 square feet. The Company's permanent stores typically have lease terms ranging from seven to ten years, and the lease terms for existing permanent stores expire between 2000 and 2009. Seasonal stores have lease terms ranging from month-to-month to three years. The Company's store leases generally provide for percentage rent based upon sales.

     World of Science stores are generally located in high traffic areas of regional, enclosed shopping malls. The Company believes that the number of desirable store sites likely to be available in the future will be adequate to permit the Company to implement its expansion strategy. In selecting new store locations, the Company evaluates the market areas, mall locations, anchor stores, mall traffic patterns, mall sales per square foot, performance of other specialty retail tenants, competition and occupancy, construction and other costs associated with opening a store.

ITEM 3.      LEGAL PROCEEDINGS

     The Company is a party to legal proceedings from time to time in the normal course of its business. In the opinion of management, any liability that the Company might incur upon the resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains general liability insurance coverage in amounts deemed to be adequate by management.

ITEM 4.      SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders during the fourth quarter of fiscal 1998.


                                     PART II

ITEM 5.     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS'
            MATTERS

     World of Science, Inc. Common Stock, $.01 par value, is traded on The Nasdaq Stock Market-SM- under the symbol WOSI. The following quotations are furnished by Nasdaq for the periods indicated. These quotations reflect inter-dealer quotations that do not include retail markups, markdowns or commissions and may not represent actual transactions.

                     First                    Second                     Third                      Fourth
                    Quarter                   Quarter                   Quarter                    Quarter
                    -------                   -------                   -------                    -------
1998            3 3/4 - 2 1/16            3 1/2 - 2 7/16             2 3/4 - 1 7/8              3 7/8 - 2 1/16
1997                  N/A                  6 1/2 - 6(1)            6 19/32 - 4 17/64            5 1/4 - 2 1/16

--------------------------------

(1) Market prices reflected are for the period of July 8, 1997 (date Company's initial public offering commenced) through August 2, 1997 (date second quarter of fiscal 1997 ended).

     As of April 16, 1999, there were approximately 119 holders of record of the Company's Common Stock and approximately 1,373 beneficial holders.

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in Item 7 of this Annual Report, and Note 7 to our financial statements contained in Item 8 of this Annual Report, for a description of certain restrictions on our ability to pay dividends. Subject to such limitations, any future dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, financial condition and other requirements.

ITEM 6.     SELECTED FINANCIAL DATA

                                                                               FISCAL YEAR ENDED
                                                                               -----------------
                                                      JANUARY 30,    JANUARY 31,   FEBRUARY 1,    JANUARY 28,    JANUARY 29,
                                                        1999            1998           1997           1996            1995
                                                        ----            ----           ----           ----            ----
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)
STATEMENT OF INCOME DATA:
  Net sales ......................................   $    60,709    $    54,259    $    44,563    $    37,265    $     31,335
  Cost of sales and occupancy expenses ...........        40,473         35,922         28,630         23,957          20,788
                                                     -----------    -----------    -----------    -----------    ------------
  Gross profit ...................................        20,236         18,337         15,933         13,308          10,547
  Selling, general and administrative
    Expenses .....................................        17,452         15,158         12,593         10,680           9,048
                                                     -----------    -----------    -----------    -----------    ------------
  Operating income ...............................         2,784          3,179          3,340          2,628           1,499
  Interest expense, net ..........................           265            237            394            418             320
                                                     -----------    -----------    -----------    -----------    ------------
  Income before income taxes .....................         2,519          2,942          2,946          2,210           1,179
  Income tax expense .............................           999          1,182          1,210            906             460
                                                     -----------    -----------    -----------    -----------    ------------
  Net income .....................................   $     1,520    $     1,760    $     1,736    $     1,304    $        719
                                                     -----------    -----------    -----------    -----------    ------------
                                                     -----------    -----------    -----------    -----------    ------------
  Net income per share:
      Basic ......................................   $      0.31    $      0.40    $      0.50    $      0.37    $       0.21
                                                     -----------    -----------    -----------    -----------    ------------
                                                     -----------    -----------    -----------    -----------    ------------
      Diluted(2) .................................   $      0.31    $      0.40    $      0.49    $      0.35    $       0.20
                                                     -----------    -----------    -----------    -----------    ------------
                                                     -----------    -----------    -----------    -----------    ------------

STORE OPERATING DATA:
  Selected Permanent Store Data:
    Number of stores at beginning of period ......            56             44             37             33              27
    Number of stores at end of period ............            74             56             44             37              33
    Total net sales ..............................   $38,830,000    $30,055,000    $23,998,000    $20,241,000    $ 16,178,000
    Percentage increase in comparable store
      net sales(3)(4) ............................           4.4%           1.5%           3.5%           3.1%            2.9%
    Total square footage at end of period(5)......       170,321        123,678         94,348         75,182          65,048
    Average net sales per square foot(3)(5).......   $       260    $       262    $       275    $       272    $        274
           Average net sales per store(3)(5)......   $   580,000    $   572,000    $   575,000    $   544,000    $    532,000
  Selected Seasonal Store Data:
    Number of stores at beginning of period.......            60             62             37             40              26
    Peak number of stores during period(6) .......           101            101             85             71              89
    Total net sales ..............................   $21,879,000    $24,204,000    $20,565,000    $17,019,000    $ 15,113,000


                                                      JANUARY 30,    JANUARY 31,   FEBRUARY 1,    JANUARY 28,    JANUARY 29,
                                                        1999            1998           1997           1996            1995
                                                        ----            ----           ----           ----            ----
                                                                             (IN THOUSANDS)

BALANCE SHEET DATA:
  Cash and cash equivalents ........................ $      3,543   $      6,742   $      2,014   $      1,620   $        655
  Working capital ..................................       12,266         14,819          5,818          4,972          4,479
  Total assets ......................                      26,164         25,432         15,274         12,855         10,615
  Total debt, including capital lease
    Obligations ....................................          176            410            370            437            563
  Stockholders' equity .............................       21,823         20,952         10,480          8,745          7,441

(1) The fiscal year ended February 1, 1997 consisted of 53 weeks as compared with 52 weeks in all other years presented.
(2) Computed based on the weighted average number of shares of common stock and common stock equivalents, calculated using the treasury stock method. For fiscal 1994 and 1995, the weighted average number of shares includes 654,550 shares owned by the Company's Chairman which were subject to an option granted by him to the Company's former President, which option terminated unexercised on January 17, 1996. The 654,550 shares were considered in the diluted net income per share calculation as common stock equivalents issued by the Company for those fiscal years.
(3) Percentage increase in comparable store net sales, average net sales per square foot and average net sales per store are adjusted to reflect a 52-week year for all years presented.
(4) A comparable store is defined as a permanent store which was open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year.
(5) Average net sales per square foot and average net sales per store include only stores open for the entire fiscal period. Total square footage at end of period reflects the gross leased space of permanent stores open at the end of the period.
(6) Reflects the greatest number of seasonal stores open at any one time during the period, which is historically during the fourth quarter of a fiscal year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company is a leading specialty retailer of a variety of traditional and distinctive science and nature products. The Company's sales have grown from $31.3 million in fiscal 1994 to $60.7 million in fiscal 1998, primarily due to the Company's store expansion program and, to a lesser extent, increases in comparable store net sales. The Company's retail establishments consist of permanent and seasonal stores. Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space, maintain approximately 2,600 SKUs in inventory, and are characterized by an upscale store facade and interior package. Seasonal stores are open during the holiday selling season, or for an extended period beyond the holiday selling season, under shorter term leases with terms ranging from month-to-month to three years. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs in inventory and are typically located in available in-line mall space. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores.

         Since the Company's opening of its first World of Science store in 1984, the Company has expanded to 74 permanent stores as of January 30, 1999. Since opening its first seasonal store in fiscal 1992, the Company has increased the use of this store format, operating 101 seasonal stores during the fiscal 1998 holiday selling season. The Company strives to maintain an appropriate balance between permanent stores and seasonal stores, taking into account such factors as management time demands, return on investment and site availability. While the Company will continue its active program of seasonal store operations, it is placing greater emphasis on the opening of new permanent stores. The Company opened 20 new permanent stores and closed two permanent stores in fiscal 1998, twelve new permanent stores were opened in fiscal 1997, and seven new permanent stores were opened in fiscal 1996. The Company presently anticipates opening a total of 15 new permanent stores in fiscal 1999, four of which had been opened as of April 30, 1999. The Company operated 101 seasonal stores during the fiscal 1998 holiday selling season and anticipates operating approximately 100 seasonal stores during the fiscal 1999 holiday selling season.

         The Company's business is subject to substantial seasonal variations. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and net sales have generally been significantly lower from January through October, resulting in losses in the first three quarters. The Company expects that, given its dependence on the holiday selling season, it will continue to experience losses in the first three fiscal quarters. In addition, as a result of the Company's planned expansion, management believes that the Company may experience greater losses in the first three quarters of fiscal 1999 than it has experienced over the past two years.

         Sales consist almost entirely of merchandise purchased by customers in the Company's stores. The Company's cost of sales and occupancy expenses include the cost of operating the distribution center and other expenses associated with acquiring inventory. Selling, general, and administrative expenses include non-occupancy store expenses and administrative overhead expenses. The Company recognizes all expense associated with the opening of new permanent and seasonal stores as they are incurred, with the exception of leasehold improvements and fixtures, which are capitalized. The cost of closing stores is expensed in the period in which the decision to close the store is made. The Company closed two permanent stores in fiscal 1998.

         A comparable store is a permanent store which has been open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year. Comparable store net sales increases for fiscal 1998, 1997, and 1996, were 4.4%, 1.5% and 3.5%, respectively. The number of comparable stores in fiscal 1998, 1997, 1996, was 43, 37 and 33 respectively. Average net sales per square foot declined in fiscal 1998 due to lower sales per square foot in new permanent stores opened in fiscal 1997. Average sales per store increased in fiscal 1998 due to the operation of larger stores opened in fiscal 1997.

         The seasonal store program, which began in 1992, allows the Company to expand its presence in the marketplace and take advantage of available in-line mall retail space with minimal capital investment. Over the years the program has made significant contributions to both sales and earnings while providing a good testing ground for new permanent store locations. In fiscal 1997 and 1998 the Company experienced a decline in the quality of available space in its seasonal store program due to a lack of space available in the better malls, and increased competition from other retailers vying for available mall locations during the holiday selling season. As a result of the recent trends associated with its seasonal store program, along with the availability of proceeds of the initial public offering in July, 1997, the Company has accelerated its plans to emphasize more rapid growth in its permanent store base, in order to become less dependent on the availability of seasonal store locations from year to year to achieve significant sales growth.

         The Company's sales were favorably impacted in fiscal 1998 and 1997 by the popularity of particular plush products. For fiscal 1998 plush sales accounted for 12.8% of total sales as compared to 4.4% in fiscal 1997. The impact on fiscal 1998 was greater due in part to a special one-time purchase of fast selling plush items which had a positive effect on both sales and operating results during the third quarter of fiscal 1998.

RESULTS OF OPERATIONS

         The following table sets forth, for the fiscal years indicated, certain financial data as a percentage of sales. Results for any one or more periods are not necessarily indicative of future results.

                                                                              PERCENTAGE OF NET SALES
                                                                               FOR FISCAL YEAR ENDED
                                                                               ---------------------
                                                                        JANUARY 30,  JANUARY 31,  FEBRUARY 1,
                                                                           1999          1998         1997
                                                                           ----          ----         ----
Net Sales............................................................      100.0%       100.0%       100.0%
Cost of sales and occupancy expenses.................................       66.7         66.2         64.2
                                                                           -----        -----        -----
Gross profit.........................................................       33.3         33.8         35.8
Selling, general and administrative expenses.........................       28.7         27.9         28.3
                                                                           -----        -----        -----
Operating income.....................................................        4.6          5.9          7.5
Interest expense, net................................................        0.4          0.5          0.9
                                                                           -----        -----        -----
Income before income taxes...........................................        4.2          5.4          6.6
Income tax expense...................................................        1.7          2.2          2.7
                                                                           -----        -----        -----
Net income...........................................................        2.5%         3.2%         3.9%
                                                                           -----        -----        -----
                                                                           -----        -----        -----

COMPARISON OF FISCAL 1998 TO FISCAL 1997

SALES. Sales increased to $60.7 million from $54.3 million, an increase of $6.4 million, or 11.9%. Of this increase in sales: $7.6 million was attributable to twenty new permanent stores opened during fiscal 1998 and twelve permanent stores in operation for less than one year as of the beginning of fiscal 1997; $1.1 million was attributable to increased comparable store sales. These increases were partially offset by seasonal store sales declining $2.3 million due to lower average seasonal store sales and the operation of fewer seasonal stores. Comparable store sales for the Company's permanent stores increased 4.4% in fiscal 1998.

COST OF SALES AND OCCUPANCY EXPENSES. Cost of sales and occupancy expenses increased to $40.5 million from $35.9 million, an increase of 12.7%. As a percentage of sales, it increased to 66.7% from 66.2%. The dollar increase was due to increased store occupancy costs from more stores in operation in fiscal 1998 and increased costs of sales due to higher sales. The percentage of sales increase was due to increased store occupancy costs being spread over a lower than expected sales base caused by a decline in average seasonal store sales in 1998. Margins for products sold increased .7% due to favorable purchasing, particularly of overseas products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $17.5 million from $15.2 million, an increase of 15.1%. As a percentage of sales, it increased to 28.7% from 27.9%. The dollar increase was due to supporting higher sales levels and an increased number of stores in fiscal 1998. The percentage of sales increase was due to increased selling, general and administrative expenses being spread over a lower than expected sales base caused by a decline in average seasonal store sales in 1998.

INTEREST EXPENSE, NET. Net interest expense increased to $265,000 in fiscal 1998 from $237,000 in fiscal 1997, primarily as a result of higher average borrowings during fiscal 1998.

COMPARISON OF FISCAL 1997 TO FISCAL 1996

     SALES. Sales increased to $54.3 million from $44.6 million, an increase of $9.7 million, or 21.8%. Of this increase in sales: $5.9 million was attributable to twelve new permanent stores opened during fiscal 1997 and seven permanent stores in operation for less than one year as of the beginning of fiscal 1997; $168,000 was attributable to increased comparable store sales; and $3.6 million was attributable to sales derived from an increased number of seasonal stores operated during fiscal 1997, which more than offset a decrease of approximately 9% in average seasonal store sales during the holiday selling season due to the change in the mix of seasonal stores operated and lower customer traffic. Comparable store sales for the Company's permanent stores increased 1.5% in fiscal 1997.

     COST OF SALES AND OCCUPANCY EXPENSES. Cost of sales and occupancy expenses increased to $35.9 million from $28.6 million, an increase of 25.5%. As a percentage of sales, it increased to 66.2% from 64.2%. The dollar increase was due to increased store occupancy costs from more stores in operation in fiscal 1997 and increased costs of sales due to higher sales. The percentage of sales increase was due to increased store occupancy costs being spread over a lower than expected sales base caused by a decline in average seasonal stores sales in 1997. Margins for products sold were relatively unchanged.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $15.2 million from $12.6 million, an increase of 20.6%, but decreased to 27.9% from 28.3% as a percentage of sales. Although selling, general and administrative expenses increased in fiscal 1997 to support higher sales levels and an increased number of stores, the Company was able to spread the fixed portion of corporate overhead over an increased sales base.

     INTEREST EXPENSE, NET. Net interest expense decreased to $237,000 in fiscal 1997 from $394,000 in fiscal 1996, primarily as a result of proceeds from the Company's initial public offering in July 1997, which reduced average and seasonal peak borrowings for fiscal 1997.

INFLATION AND SEASONALITY

     The Company does not believe that inflation has had a material impact on its operations during any of the periods presented above. There can be no assurance; however, that its business will not be affected by inflation in the future.

     The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and levels of sales and net income have generally been substantially lower from January through October, resulting in losses in the first three fiscal quarters. In preparation for its holiday selling season, the Company significantly increases inventories and related indebtedness, hires an increased number of temporary employees in its stores and distribution center, and incurs costs in setting up seasonal store locations. If, for any reason, the Company's sales were to be substantially below seasonal norms during the months of November and December, or if the Company could not hire a sufficient number of qualified employees during the peak periods, the Company's business, financial condition and results of operations would be adversely affected. Quarterly results are also affected by the timing of new store openings and the amount of revenue contributed by permanent and seasonal stores.

LIQUIDITY AND CAPITAL RESOURCES

     The primary sources of the Company's cash for working capital and capital expenditures have been net cash flows from operating activities, capital lease financings and bank borrowings. Seasonal working capital needs have been met through short-term borrowings under a revolving line of credit.

     The Company's primary capital requirements and working capital needs are related to capital expenditures for new stores, purchase and upgrade of management information systems and the purchase of inventory to meet seasonal needs, particularly inventory for the holiday selling season. Cash flow from operations amounted to $2.6 million in fiscal 1998 as compared to cash flow used in operations of $1.2 million in fiscal 1997. This was due to decreased levels of inventories and other working capital items. Inventory levels decreased in fiscal 1998 to offset the significant increase incurred in fiscal 1997.

     The Company has a revolving line of credit for inventory financing, secured by the Company's inventory. Under this line, the Company may borrow up to the lesser of $16.0 million, or 40% to 70% of the Company's inventory book value depending on the time of year. The line expires on February 28, 2000 and bears interest at the bank's prime rate. The credit agreement for this line of credit prohibits the payment of cash dividends or purchase or redemption of the Company's capital stock in excess of $300,000 in the aggregate in any fiscal year. As of January 30, 1999, there were no amounts outstanding under this line of credit. Primarily as a result of the holiday selling season, the Company experiences significant seasonal fluctuations in its financing needs.

     Maximum borrowings under the Company's revolving line of credit peaked at $13.6 million, $8.7 million, and $11.5 million during fiscal 1998, fiscal 1997, and fiscal 1996, respectively, and averaged $3.9 million, $2.7 million, and $4.2 million, respectively, for those fiscal years.

     The Company also has an available line of credit for up to $2.0 million for multiple term loans to be used for leasehold improvements and equipment. Under this line, no amounts were outstanding at January 30, 1999. As of January 30, 1999, outstanding capital lease obligations and total debt amounted to $176,000, all of which represented capital lease obligations. The capital lease obligations have terms expiring in fiscal 2001.

     In March, 1999 the Company received a three-year commitment from its lender which provides for a revolving credit facility of up to $24.0 million to be used for inventory financing, new store construction and general corporate purposes. It is expected that the new bank agreement will be in place sometime in the second quarter of fiscal 1999.

     The capital expenditures associated with the opening of new permanent stores range from $200,000 to $370,000 per store, before landlord build-out allowances, if any, which vary from site to site. In addition, the Company initially stocks each new permanent store with approximately $90,000 to $100,000 of inventory, with peak inventory levels during the holiday selling season reaching approximately $150,000 per store. The capital expenditures associated with opening a seasonal store are nominal as these stores require minimal build-out and utilize reusable fixtures. Each seasonal store is initially stocked with approximately $50,000 of inventory, with peak inventory levels during the holiday selling season reaching approximately $80,000 per store. It typically takes 4 to 6 months from the time a lease is executed to the opening of a permanent store for business. The lead time for a seasonal store is substantially shorter. Pre-opening expenses for both permanent and seasonal stores are minimal, and are expensed as incurred.

     Capital expenditures in fiscal 1998, net of landlord build-out allowances, were $4.9 million, as compared to $2.6 million in fiscal 1997. The Company anticipates capital expenditures of approximately $3.4 million in fiscal 1999. In addition to the cost of new store construction, the Company expects to make capital expenditures of approximately $200,000 to upgrade its main computer system.

     In April 1998, the Company's Board of Directors authorized a stock repurchase program of up to $650,000 of the Company's common stock. The shares may be repurchased, from time to time for a period of up to 24 months, through open market purchases and privately negotiated transactions, subject to the availability of shares and other market and financial conditions. In conjunction with the stock repurchase program, the Company received approval under its credit agreement to acquire up to $650,000 of the Company's common stock. The Company repurchased 318,800 shares in the third quarter of fiscal 1998 for $649,000. In December 1998, the Company's Board of Directors authorized and received bank approval for a second repurchase program of up to $650,000 of the Company's common stock under terms similar to the previous stock repurchase program.

     Management believes that operating cash flow, borrowings under the Company's existing credit facilities and cash on hand will be sufficient to finance the Company's proposed expansion of its store base and to satisfy any other capital requirements for the next 12 months.

YEAR 2000 MATTERS

THE YEAR 2000 ISSUE

     Many existing computer programs utilized globally use only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results after the century date changes on January 1, 2000 or when otherwise dealing with dates later than December 31, 1999. This "Year 2000" issue is believed to affect virtually all companies and organizations, including the Company.

     The Company relies on computer-based technology and utilizes a variety of third-party hardware and software. The Company's retail functions, such as merchandise procurement and distribution, inventory management, point of sale systems and credit card account servicing exclusively use third-party software. The Company's administrative functions, such as accounting, payroll and human resource management also exclusively use third-party software. Third parties with whom the Company has commercial relationships, including merchandise vendors, banks, telecommunications services, and utilities are also highly reliant on computer-based technology.

     The Company has been in the process of resolving all significant Year 2000 issues since 1996. Since almost all the Company's information systems software is licensed software from established software vendors, resolution is being accomplished by means of upgrading existing software to versions which are Year 2000 compliant. At present, the Company expects to be fully Year 2000 compliant with its own internal systems by the summer of 1999. All of the Company's computer hardware is already Year 2000 compliant.

THE COMPANY'S COMPLIANCE PROGRAM

THIRD-PARTY INFORMATION TECHNOLOGY SYSTEMS

The Company has instituted a strategy of identifying and addressing Year 2000 issues affecting third-party information technology systems used by the Company which includes contacting all third-party providers of computer hardware and software to secure appropriate representations to the effect that such hardware or software is or will timely be Year 2000 compliant. The Company has received Year 2000 compliant versions of almost all third-party software and is currently engaged in developing contingency plans as to third-party software used by the Company in respect of which the Company has not received adequate assurance of compliance to date.

NON-INFORMATION TECHNOLOGY (IT) SYSTEMS

The Company has undertaken a review of its non-IT Systems and is in the process of implementing a remediation program in respect of such systems that are within the control of the Company. The Company expects to complete this remediation effort by June 30, 1999. In addition, the Company's centralized real estate department will be communicating to the developers, landlords and property managers of substantially all of the Company's properties. The Company's expectation that the systems utilized in the management and operation of such properties which are not within the Company's control are or will timely be Year 2000 compliant.

NON-INFORMATION TECHNOLOGY (IT) VENDORS AND SUPPLIERS

The Company procures its merchandise for resale and supplies for operational purposes from a vast network of vendors located both within and outside the United States. As a part of its contingency planning effort, the Company has commenced making inquiries as to the Year 2000 readiness of selected vendors in order to identify any significant exposures that may exist and establish alternate sources or strategies where necessary.

COSTS

Since the cost of resolving the Year 2000 issue is included in most cases, through existing software maintenance contracts, the incremental cost to the Company is minimal and not material.

RISKS ASSOCIATED WITH YEAR 2000 ISSUES

The Company's Year 2000 compliance program is directed primarily towards ensuring that the Company will be able to continue to perform three critical functions: (i) effect sales, (ii) order, receive and distribute merchandise, and
(iii) pay its employees and vendors. It is difficult, if not impossible, to assess with any degree of accuracy the impact on any of these three areas of the failure of one or more aspects of the Company's compliance program.

The novelty and complexity of the issues presented and the proposed solutions thereof and the Company's dependence on the technical skills of employees and independent contractors and on the representations and preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective.

Moreover, Year 2000 issues present a number of risks that are beyond the Company's reasonable control, such as the failure of utility companies to deliver electricity, the failure of telecommunications companies to provide voice and data services, the failure of financial institutions to process transactions and transfer funds, the failure of vendors to deliver merchandise or perform services required by the Company and the collateral effects on the Company of the effects of Year 2000 issues on the economy in general or on the Company's business partners and customers in particular. Although the Company believes that its Year 2000 compliance program is designed to appropriately identify and address those Year 2000 issues that are subject to the Company's reasonable control, there can be no assurance that the Company's efforts in this regard will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. While the Company expects to be fully compliant with the Year 2000 with its own systems well in advance of the Year 2000, a material financial risk could result if the Company's vendors are unable to resolve such processing issues in timely manner.

CONTINGENCY PLANS

The Company is in the process of accessing the readiness of all relevant parties associated with its Year 2000 compliance program, and determining the risks associated with Year 2000 non-compliance upon its operations. As the Company gathers and analyzes the necessary information to make the proper assessment, a contingency plan will be formulated to handle any foreseen potential problems which may result. The Company will also formulate a back-up emergency plan of action in case of any unforeseen problems which may occur on January 1, 2000. These plans are expected to be in place by June 30, 1999.



ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not Applicable

ITEM 8.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                               PAGE
                                                                                                                               ----
Independent Auditors' Report................................................................................................    15

Balance Sheets as of January 30, 1999 and January 31, 1998..................................................................    16

Statements of Income for the years ended January 30, 1999, January 31, 1998 and February 1, 1997............................    17

Statements of Stockholders' Equity for the years ended January 30, 1999, January 31, 1998 and February 1, 1997..............    18

Statements of Cash Flows for the years ended January 30, 1999, January  31, 1998 and February 1, 1997.......................    19

Notes to Financial Statements including supplementary data entitled
"Selected Quarterly Financial Data (Unaudited)".............................................................................  20-28







ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

     None

INDEPENDENT AUDITORS' REPORT


The Board of Directors
World of Science, Inc.:

     We have audited the accompanying balance sheets of World of Science, Inc. as of January 30, 1999 and January 31, 1998, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World of Science, Inc. as of January 30, 1999 and January 31, 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended January 30, 1999, in conformity with generally accepted accounting principles.


                                                                       KPMG LLP

Rochester, New York
March 15, 1999

                             WORLD OF SCIENCE, INC.

                                 BALANCE SHEETS


                                                                                         JANUARY 30,       JANUARY 31,
                                                                                             1999             1998
                                                                                             ----             ----
                                      ASSETS
Current assets:
     Cash and cash equivalents.....................................................        $ 3,543,028      $ 6,742,061
     Accounts receivable...........................................................            442,883          113,488
     Inventories...................................................................         10,224,528       10,404,033
     Prepaid expenses and other current assets.....................................            739,326          532,631
     Deferred income taxes.........................................................            664,000          551,000
                                                                                           -----------      -----------
          Total current assets.....................................................         15,613,765       18,343,213

Property, equipment and leasehold improvements, net................................          9,678,485        6,430,674
Deferred income taxes..............................................................            872,000          658,000
                                                                                           -----------      -----------
          Total assets.............................................................        $26,164,250      $25,431,887
                                                                                           -----------      -----------
                                                                                           -----------      -----------

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current installments of long-term debt........................................        $        --      $    68,695
     Current installments of obligations under capital leases......................             93,606          165,652
     Accounts payable..............................................................          1,362,163        1,319,534
     Accrued expenses..............................................................            496,606          408,838
     Accrued sales taxes...........................................................            150,499          161,332
     Income taxes payable..........................................................          1,245,178        1,400,351
                                                                                           -----------      -----------
          Total current liabilities................................................          3,348,052        3,524,402

Obligations under capital leases, excluding current installments...................             82,148          175,837
Accrued occupancy expense..........................................................            911,049          779,451
                                                                                           -----------      -----------
          Total liabilities........................................................          4,341,249        4,479,690
                                                                                           -----------      -----------

Commitments and contingencies (notes 5, 7, 9 and 12)

Stockholders' equity:
     Preferred stock, $.01 par value. Authorized 5,000,000 shares;
        no shares issued and outstanding...........................................                 --               --
     Common stock, $.01 par value. Authorized 10,000,000 shares;
        issued 5,079,955 shares....................................................             50,800           50,800
     Additional paid-in capital....................................................         11,398,143       11,398,143
     Retained earnings.............................................................         11,023,483        9,503,254
     Treasury stock, 318,800 shares at cost........................................           (649,425)              --
                                                                                           -----------      -----------
          Total stockholders' equity...............................................         21,823,001       20,952,197
                                                                                           -----------      -----------
          Total liabilities and stockholders' equity...............................        $26,164,250      $25,431,887
                                                                                           -----------      -----------
                                                                                           -----------      -----------



                 See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                              STATEMENTS OF INCOME

                                                                                              YEAR ENDED
                                                                              --------------------------------------------
                                                                              JANUARY 30,    JANUARY 31,     FEBRUARY 1,
                                                                                 1999            1998           1997
                                                                                 ----            ----           ----
Net sales.................................................................    $ 60,709,470    $ 54,259,279    $ 44,562,851
Cost of sales and occupancy expenses......................................      40,472,690      35,922,111      28,629,721
                                                                              ------------    ------------    ------------
     Gross profit.........................................................      20,236,780      18,337,168      15,933,130
Selling, general and administrative expenses..............................      17,452,990      15,157,933      12,592,779
                                                                              ------------    ------------    ------------
     Operating income.....................................................       2,783,790       3,179,235       3,340,351
Interest expense, net.....................................................         264,561         237,106         394,505
                                                                              ------------    ------------    ------------
     Income before income taxes...........................................       2,519,229       2,942,129       2,945,846
Income tax expense........................................................         999,000       1,182,000       1,210,000
                                                                              ------------    ------------    ------------
     Net income...........................................................    $  1,520,229    $  1,760,129    $  1,735,846
                                                                              ------------    ------------    ------------
                                                                              ------------    ------------    ------------
     Net income per share - basic.........................................    $       0.31    $       0.40    $       0.50
                                                                              ------------    ------------    ------------
                                                                              ------------    ------------    ------------
     Net income per share - diluted.......................................    $       0.31    $       0.40    $       0.49
                                                                              ------------    ------------    ------------
                                                                              ------------    ------------    ------------

                 See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY



                                                   Common Stock        Additional                 Treasury        Total
                                                   ------------         Paid-In      Retained      Stock       Stockholders'
                                                  Shares    Amount      Capital      Earnings      at Cost        Equity
                                                ---------   -------   -----------   -----------   ---------    ------------
Balance at January 28, 1996 .................   3,422,955   $34,230   $ 2,703,020   $ 6,007,279   $      --    $  8,744,529
Net income ..................................          --        --            --     1,735,846          --       1,735,846
                                                ---------   -------   -----------   -----------   ---------    ------------
Balance at February 1, 1997 .................   3,422,955    34,230     2,703,020     7,743,125          --      10,480,375
Issuance of common stock at $6.00 per share,
   net of offering costs of $1,164,000 ......   1,640,000    16,400     8,659,593            --          --       8,675,993
Shares issued in connection with the exercise
   of stock options .........................      17,000       170        35,530            --          --          35,700
Net income ..................................          --        --            --     1,760,129          --       1,760,129
                                                ---------   -------   -----------   -----------   ---------    ------------
Balance at January 31, 1998 .................   5,079,955    50,800    11,398,143     9,503,254          --      20,952,197
Repurchase of common stock ..................          --        --            --            --    (649,425)       (649,425)
Net income ..................................          --        --            --     1,520,229          --       1,520,229
                                                ---------   -------   -----------   -----------   ---------    ------------
Balance at January 30, 1999 .................   5,079,955   $50,800   $11,398,143   $11,023,483   $(649,425)   $ 21,823,001
                                                ---------   -------   -----------   -----------   ---------    ------------
                                                ---------   -------   -----------   -----------   ---------    ------------



                 See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                           YEAR ENDED
                                                                            -----------------------------------------
                                                                            JANUARY 30,    JANUARY 31,    FEBRUARY 1,
                                                                               1999            1998           1997
                                                                               ----            ----           ----
Cash flows from operating activities:
   Net income ...........................................................   $ 1,520,229    $ 1,760,129    $ 1,735,846
   Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
     Depreciation and amortization ......................................     1,654,838      1,349,662      1,280,266
     Change in assets and liabilities:
        (Increase) decrease in:
          Accounts receivable ...........................................      (329,395)       (59,149)        11,155
          Inventories ...................................................       179,505     (3,476,996)      (955,196)
          Prepaid expenses and other current assets .....................      (206,695)      (146,450)      (136,480)
          Deferred income taxes .........................................      (327,000)      (301,000)      (292,000)
        (Decrease) increase in:
          Accounts payable ..............................................        42,629       (249,692)       215,353
          Accrued expenses ..............................................        87,768       (227,466)       (36,352)
          Accrued sales taxes ...........................................       (10,833)        69,662          7,153
          Income taxes payable ..........................................      (155,173)       (63,076)       456,328
                                                                            -----------    -----------    -----------
          Accrued occupancy expense .....................................       131,598        116,561        107,788
                                                                            -----------    -----------    -----------

             Net cash provided by (used in) operating activities ........     2,587,471     (1,227,815)     2,393,861
                                                                            -----------    -----------    -----------

Cash flows from investing activities -- capital
   expenditures, net of minor disposals .................................    (4,902,649)    (2,584,079)    (1,691,854)

Cash flows from financing activities:
   Repurchase of common stock ...........................................      (649,425)            --             --
   Net proceeds from issuance of common stock ...........................            --      8,711,693             --
   Principal payments on long-term debt .................................       (68,695)       (68,922)       (63,918)
   Principal payments on capital leases .................................      (165,735)      (103,069)      (243,879)
                                                                            -----------    -----------    -----------

Net cash provided by (used in) financing activities .....................      (883,855)     8,539,702       (307,797)
                                                                            -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents ....................    (3,199,033)     4,727,808        394,210
Cash and cash equivalents at beginning of year ..........................     6,742,061      2,014,253      1,620,043
                                                                            -----------    -----------    -----------
Cash and cash equivalents at end of year ................................   $ 3,543,028    $ 6,742,061    $ 2,014,253
                                                                            -----------    -----------    -----------
                                                                            -----------    -----------    -----------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest ...........................................................   $   353,429    $   281,136    $   405,624
     Income taxes .......................................................   $ 1,481,173    $ 1,559,077    $ 1,045,671
                                                                            -----------    -----------    -----------
                                                                            -----------    -----------    -----------
Noncash investing and financing activity:
   Acquisition of equipment under a capital lease .......................   $        --    $   212,539    $   240,345
                                                                            -----------    -----------    -----------
                                                                            -----------    -----------    -----------



                 See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                          NOTES TO FINANCIAL STATEMENTS

                    THREE-YEAR PERIOD ENDED JANUARY 30, 1999

(1)  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF BUSINESS

     World of Science, Inc. (the Company), a Rochester, New York based corporation, markets and distributes a large variety of science and nature related products through its World of Science(R) retail stores, generally located in regional shopping malls in the eastern half of the United States.

     The Company currently operates 74 permanent World of Science stores, including 20 new permanent stores in fiscal 1998. Permanent stores typically operate under 7 to 10 year leases in mall locations.

     The Company also operated 101 World of Science seasonal stores during the fiscal 1998 holiday season of which 71 were still open at the end of fiscal 1998. Seasonal stores operate under shorter-term lease agreements ranging from month to month to three years. Although seasonal store leases do not include a long-term commitment with mall owners, management fully expects to renew or replace these leases for the fiscal 1999 holiday season.

   FISCAL YEAR

     Reference to a fiscal year refers to the calendar year in which such fiscal year commences. Accordingly, fiscal 1998 ended on January 30, 1999, fiscal 1997 ended on January 31, 1998 and fiscal 1996 ended on February 1, 1997.

     The Company's fiscal year ends on the Saturday closest to January 31. There were 52 weeks in fiscal year 1998, 52 weeks in fiscal 1997 and 53 weeks in fiscal 1996.

   CASH EQUIVALENTS

     Cash equivalents consist of amounts on deposit with banks and money market funds.

   INVENTORIES

     Inventories, which consist of goods ready for retail sale are stated at the lower of weighted average cost or market.

   TREASURY STOCK

     Treasury stock is reported using the cost method.

   PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are stated at cost. Depreciation is computed for book and tax purposes using straight-line and accelerated methods over the following periods:

          Furniture, equipment and temporary store fixtures................................  4-9 years
          Leasehold improvements...........................................................  4-10 years (or lease term, if shorter)
          Truck............................................................................  4 years

     Construction allowances received from shopping mall operators, consisting of cash payments and/or free rent periods, are deducted from the cost of leasehold improvements.

   OCCUPANCY EXPENSE

     Occupancy expense is recorded on the straight-line basis over the term of the leases, including certain leases under which lease payments escalate over the term of the lease. Accrued occupancy expense is recorded for the excess of expense determined on a straight-line basis over cash payments during the escalation period.

                             WORLD OF SCIENCE, INC.

   INCOME TAXES

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   STORE OPENINGS AND CLOSINGS

     The Company expenses all costs associated with the opening of a store in the current period, with the exception of leasehold improvements and fixtures which are capitalized. The Company accrues the anticipated cost of closing a store, including remaining lease obligations, if any, and the undepreciated cost of leasehold improvements in the period in which the decision to close the store is made.

   STOCK OPTION PLANS

     Prior to fiscal 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, in fiscal 1996 which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings (loss) per share disclosures for employee stock option grants made in fiscal 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company elected to continue to apply the provisions of APB Opinion No. 25 and provides the pro forma disclosure provisions of SFAS No. 123.

   LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   SHARE AND PER SHARE AMOUNTS

     During 1997, the Board of Directors approved a five-for-one stock split effective April 18, 1997 as described in note 2. All shares and per share amounts included in the financial statements retroactively reflect this split.

     Basic net income per share for fiscal 1998, 1997 and 1996 was computed by dividing net income by the total of weighted average number of common shares outstanding during the period. Diluted net income per share reflects the effects of common stock issuable upon exercise of dilutive stock options and warrants.

                             WORLD OF SCIENCE, INC.

   ACCOUNTING STANDARDS PRONOUNCEMENTS

     During 1998, the Company adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The adoption of SFAS No. 130 does not impact the Company's financial statements.

     During 1998, the Company adopted SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires public companies to report certain financial and other information about key revenue-producing segments for which such information is available and utilized by the chief operating decision maker.

     Specific information to be reported for individual segments include profit and loss, certain revenue and expense items, and total assets. As a specialty retailer the Company's operations involve the marketing and distribution of science and nature related products through its retail stores. Management makes operating decisions and assesses performance based upon an ongoing review of each retail store performance, which constitute the Company's only operating segments for financial reporting purposes. Therefore, the adoption of SFAS No. 131 does not impact the Company's financial statements.

(2)  INITIAL PUBLIC OFFERING

     On April 4, 1997, the Company's Board of Directors authorized the filing of a registration statement for the initial public offering of its common stock. In connection with this offering, the Company's Board of Directors approved an increase in the authorized number of shares of common stock to 10,000,000, a reduction in the par value of common stock from $0.05 to $0.01 per share, a five-for-one stock split, authorization of a new class of 5,000,000 shares of preferred stock, none of which has been issued, and an increase in the number of common shares reserved for issuance under the Stock Option Plans to 565,000 shares. On April 16, 1997 the Company's shareholders approved a restated certificate of incorporation to effect this recapitalization which was filed and became effective on April 18, 1997.

     In July 1997, the Company completed an initial public offering issuing 1,640,000 common shares at a price of $6 per share. The proceeds from the offering were $9,840,000 less offering expenses of approximately $1,164,000.

(3)  TREASURY STOCK

     During 1998, the Company's Board of Directors authorized two common stock repurchase programs of up to $650,000 each of the Company's common stock. In October 1998, the Company repurchased 318,800 shares of common stock for $649,425.

(4)  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     A summary of property, equipment and leasehold improvements follows:

                                                                                         JANUARY 30,       JANUARY 31,
                                                                                            1999              1998
                                                                                            -----             ----
          Leasehold improvements--open stores..........................................   $ 10,706,098     $  6,781,074
          Furniture, equipment and temporary store fixtures............................      4,689,580        4,046,452
          Construction in progress - stores under construction.........................        611,112          434,249
                                                                                          ------------     ------------
                                                                                            16,006,790       11,261,775
          Less accumulated depreciation and amortization...............................      6,328,305        4,831,101
                                                                                          ------------     ------------
                                                                                          $  9,678,485     $  6,430,674
                                                                                          ============     ============

     Construction allowances received from shopping mall developers totaling $1,332,248 and $1,050,463 in fiscal 1998 and 1997, respectively, have been recorded as reductions of leasehold improvements.

     Construction in progress at January 30, 1999 consists of leasehold improvements and fixtures for stores which will be opening in fiscal 1999. All stores with construction in progress at January 31, 1998 were opened during the year ended January 30, 1999.

                             WORLD OF SCIENCE, INC.

(5)  LEASE AGREEMENTS

     The Company leases retail space for stores, warehouse space, and vans. The Company is granted concessions for certain leases related to retail space to offset the cost of leasehold improvements. The Company records the concessions as a reduction in the cost of leasehold improvements and charges gross rent expense on a straight-line basis over the initial term of the lease.

     The future minimum lease payments under noncancelable operating leases executed as of March 15, 1999 and the present value of future minimum capital lease payments as of January 30, 1999 are as follows:

                                                                                              CAPITAL       OPERATING
                                                                                               LEASES         LEASES
                                                                                              -------       ---------
     Fiscal year:
          1999........................................................................        $  98,148    $ 7,764,261
          2000........................................................................           73,044      5,563,032
          2001........................................................................           11,768      5,440,340
          2002........................................................................               --      5,133,764
          2003........................................................................               --      4,475,454
          After 2003..................................................................               --     15,396,759
                                                                                              ---------    -----------
          Total minimum lease payments................................................          182,960    $43,773,610
                                                                                                           ===========

     Less amount representing interest................................................            7,206
                                                                                              ---------

     Present value of net minimum capital lease payments..............................          175,754

     Less current installments of obligations under capital leases....................           93,606
                                                                                              ---------

     Obligations under capital leases, excluding current installments.................        $  82,148
                                                                                              =========


     Certain lease agreements for retail space provide for contingent rental payments in excess of the minimum required payments if the specific store exceeds certain sales levels. Rent expense in excess of the minimum required amounts for the stores was $176,261, $257,739, and $212,559 for fiscal years 1998, 1997 and 1996, respectively.

     Total rent expense under all leases amounted to $11,163,190, $9,596,122, and $7,090,192 for fiscal years 1998, 1997 and 1996, respectively.

(6)  INCOME TAXES

     Income tax expense (benefit) for fiscal years 1998, 1997, and 1996, consists of the following:

                                                                           FEDERAL         STATE           TOTAL
                                                                           -------         -----           -----
     1998
        Current.......................................................   $ 1,051,000     $  275,000     $1,326,000
        Deferred......................................................      (263,000)       (64,000)      (327,000)
                                                                         -----------     ----------     ----------
                                                                         $   788,000     $  211,000     $  999,000
                                                                         ===========     ==========     ==========
     1997
        Current.......................................................   $ 1,151,000     $  332,000     $1,483,000
        Deferred......................................................      (250,000)       (51,000)      (301,000)
                                                                         -----------     ----------     ----------
                                                                         $   901,000     $  281,000     $1,182,000
                                                                         ===========     ==========     ==========
     1996
        Current.......................................................   $ 1,163,000     $  339,000     $1,502,000
        Deferred......................................................      (242,000)       (50,000)      (292,000)
                                                                         -----------     ----------     ----------
                                                                         $   921,000     $  289,000     $1,210,000
                                                                         ===========     ==========     ==========

                             WORLD OF SCIENCE, INC.

     A reconciliation of the expected tax expense, computed by applying the statutory income tax rate of 34% to income before income taxes, to the actual income tax expense follows:

                                                                           1998           1997           1996
                                                                           ---------    ----------     ----------
     Computed expected tax expense....................................     $ 852,000    $1,000,000     $1,002,000
     State taxes, net of federal benefit..............................       139,000       185,000        191,000
     Other, net.......................................................         8,000        (3,000)        17,000
                                                                           ---------    ----------     ----------
                                                                           $ 999,000    $1,182,000     $1,210,000
                                                                           =========    ==========     ==========
          Effective tax rate..........................................          39.7%         40.2%          41.0%
                                                                           =========    ==========     ==========

     The significant components of deferred tax assets are presented below:

                                                                                          JANUARY 30,      JANUARY 31,
                                                                                              1999             1998
                                                                                              -----            ----
     Deferred tax assets:
          Inventory..................................................................      $  619,000       $  515,000
          Accrued occupancy expense..................................................         364,000          320,000
          Depreciation...............................................................         535,000          339,000
          Other......................................................................          18,000           35,000
                                                                                           ----------       ----------
               Total gross deferred tax assets.......................................       1,536,000        1,209,000
          Less valuation allowance...................................................              --               --
                                                                                           ----------       ----------
               Net deferred tax assets...............................................      $1,536,000       $1,209,000
                                                                                           ==========       ==========

   In assessing the realizability of deferred tax assets, management evaluates whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, a valuation allowance against total gross deferred tax assets is not considered necessary.

(7)  LINES OF CREDIT

     The Company has an available revolving line of credit totaling $16,000,000 with interest at the equivalent of the prime rate. Total amounts outstanding under this facility are limited at all times to a maximum of the book value of inventory ranging from 40% to 70% depending on the time of year. There were no borrowings outstanding under this arrangement as of January 30, 1999 and January 31, 1998.

     The Company pays a commitment fee on the unused portion of the revolving lines of credit which is calculated at a rate of 1/4 of 1.0%. The lines are collateralized by warehouse and store inventory.

     The revolving line of credit includes sublimits of $16,000,000 for banker acceptances and $2,000,000 for import letters of credit. At January 30, 1999 and January 31, 1998 no banker acceptances were outstanding, and the Company was contingently liable under outstanding letters of credit of $15,040 and $28,272, respectively.

     The lines of credit contain restrictive covenants including requirements to achieve certain financial ratios involving levels of net income, stockholders equity, and inventory. The covenants restrict the Company from declaring any dividends on common stock or purchasing, redeeming or retiring any of its common stock in excess of $650,000 in aggregate in any fiscal year. The Company was in compliance with such covenants at January 30, 1999.

     The maximum outstanding balance under this line of credit during fiscal years 1998 and 1997 was $13,600,000 and $8,705,000, respectively. The average balance outstanding was $3,886,000 and $2,722,000 for fiscal 1998 and 1997, respectively.

                             WORLD OF SCIENCE, INC.

     On March 10, 1999, the Company received an increased revolving line of credit commitment from its lender. The three-year commitment provides for a revolving credit facility of $24,000,000, up from $16,000,000, to be used for inventory financing, new store construction and general corporate purposes.

(8)  LONG-TERM DEBT

     The Company has an available $2,000,000 line for multiple term loans to be used for leasehold improvements and equipment. Any multiple term loans under this line will mature in 60 months and the available line expires in February 2000. Term loans originated under this line will bear interest at prime plus 0.5% or the Company may opt for a fixed rate. There were no borrowings outstanding under this line at January 30, 1999. The increase in the Company's revolving line of credit discussed in note 7 includes $4,000,000 for multiple term loans to be used for leasehold improvements and equipment.

(9)  BENEFIT PLANS

     The Company does not currently offer and has not offered in the past, postemployment or postretirement benefits to its current or former employees, and accordingly, does not have a recorded liability for such benefits.

     The Company sponsors a 401(k) plan for all employees who have met certain eligibility requirements. The Company matches 50% of employee contributions to the plan up to a maximum match of 2.5% of employee compensation. For fiscal 1998, 1997 and 1996, total expenses under the plan were $60,250, $71,027, and $66,532, respectively.

(10) NET INCOME PER SHARE

   Basic and diluted earnings per share for the years ended January 30, 1999, January 31, 1998, and February 1, 1997 are as follows:

                                                                                     Weighted
                                                                   Net                Average                 Earnings
                                                                  Income               Shares                 per Share
                                                                  ------               ------                 ---------
For the Year Ended January 30, 1999
-----------------------------------

Basic EPS............................................           $1,520,229            4,947,246                 $0.31
                                                                                                                =====
Dilutive effect of Outstanding Stock Options.........                                    16,646
                                                                                      ---------
Diluted EPS..........................................           $1,520,229            4,963,892                 $0.31
                                                                ==========            =========                 =====

For the Year Ended January 31, 1998
-----------------------------------

Basic EPS............................................           $1,760,129            4,361,823                 $0.40
                                                                                                                =====
Dilutive effect of Outstanding Stock Options.........                                    83,246
                                                                                      ---------
Diluted EPS..........................................           $1,760,129            4,445,069                 $0.40
                                                                ==========            =========                 =====

For the Year Ended February 1, 1997
-----------------------------------

Basic EPS ...........................................           $1,735,846            3,482,122                 $0.50
                                                                                                                =====
Dilutive effect of Outstanding Stock Options.........                                    39,675
                                                                                      ---------
Diluted EPS..........................................           $1,735,846            3,521,797                 $0.49
                                                                ==========            =========                 =====

                             WORLD OF SCIENCE, INC.

(11) STOCK OPTIONS AND WARRANTS

     The Company has two Stock Option Plans (the Plans) for employees and directors. The Plans authorize the issuance of options to purchase up to 640,000 shares of the Company's common stock. The Plans provide for options which may be issued as qualified incentive stock options under Section 422A of the Internal Revenue Code of 1986, as amended, as well as nonqualified stock options.

     Options under the Plans are granted at the discretion of the Board of Directors. The exercise price of qualified incentive stock options under the Plans will not be less than the fair market value of the Company's stock at the date of grant, except in the case of an optionee owning more than 10% of the total combined voting power of all classes of stock of the Company, the price at which shares of stock may be purchased shall not be less than 110% of the fair market value. Options to the extent vested can be exercised immediately. The options expire five years from the date of grant for options granted to a person then owning more than 10% of the voting power of all common stock and ten years from the date of grant for all other non-employee directors, officers and employees. Stock appreciation rights may be granted in connection with stock options. Such rights are exercisable by the optionee at any time a related option could be exercised, and are payable in cash, common stock or any combination. The exercise of a stock appreciation right results in cancellation of the related option. No stock appreciation rights have been granted under the Plans.

     Options granted to employees in fiscal 1996 and thereafter vest 20% upon grant date with the remaining 80% vesting ratably over a four year period. Options granted to employees prior to fiscal 1996 and options granted to directors vested 100% upon grant date.

     At January 30, 1999, there were 380,000 shares available for grant under the Plans. No shares were granted during fiscal 1998. The per share weighted-average fair value of stock options granted during fiscal 1997 and 1996 were $1.13 and $4.37. The fair value of options at the date of grant was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                                               1998      1997       1996
                                                               ----      ----       ----
         Expected life (years).......................            --       5.0        5.0
         Dividend yield..............................            --        --         --
         Risk-free interest rate.....................            --      6.00%      6.72%
         Expected volatility.........................            --     73.31%     53.50%

     The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                               1998             1997
                                                                                               ----             ----
          Net income:
               As reported.............................................................     $ 1,520,229      $ 1,760,129
               Pro forma...............................................................       1,464,362        1,700,529
          Net income per share - basic:
               As reported.............................................................     $      0.31      $      0.40
               Pro forma...............................................................            0.30             0.39
          Net income per share - diluted:
               As reported.............................................................     $      0.31      $      0.40
               Pro forma...............................................................            0.30             0.38

     Proforma net income reflects only options granted subsequent to January 28, 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to fiscal 1996 is not considered.

                             WORLD OF SCIENCE, INC.

     The following is a summary of the change in options outstanding for fiscal 1998, 1997 and 1996:


                                                                                                           WEIGHTED
                                                                                          NUMBER OF         AVERAGE
                                                                                           OPTIONS      EXERCISE PRICE
                                                                                           -------      --------------
     Outstanding at January 28, 1996..................................................        70,000         $ 1.92
          Granted.....................................................................       110,000           2.77
          Exercised...................................................................           --              --
          Terminated..................................................................       (15,000)          1.80
                                                                                             -------
     Outstanding at February 1, 1997..................................................       165,000           2.50
          Granted.....................................................................        28,000           4.75
          Exercised...................................................................       (17,000)          2.10
          Terminated..................................................................        (8,000)          3.00
                                                                                             -------
     Outstanding at January 31, 1998..................................................       168,000           2.89
          Granted.....................................................................            --             --
          Exercised...................................................................            --             --
          Terminated..................................................................            --             --
                                                                                             -------
     Outstanding at January 30, 1999..................................................       168,000         $ 2.89
                                                                                             =======         ======


     At January 30, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options was as follows:

                                            Options Outstanding                                      Options Exercisable
                          -------------------------------------------------------            ------------------------------------
                                           Weighted Average
  Range of Exercise                           Remaining           Weighted Average              Number            Weighted Average
        Prices            Outstanding      Contractual Life        Exercise Price            Exercisable           Exercise Price
        ------            -----------      ----------------        --------------            -----------           --------------
      $1.80 - 2.50           90,000             6 years                  $2.26                  70,000                 $2.13
      $3.00 - 4.75           78,000             8 years                   3.63                  44,800                  3.60
                            -------             -------                  -----                 -------                 -----
                            168,000             7 years                  $2.89                 114,800                 $2.73
                            =======                                      =====                 =======                 =====



(12) LEGAL MATTERS

     The Company is involved in routine litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition or results of operations of the Company.

                             WORLD OF SCIENCE, INC.

(13) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for fiscal 1998 and 1997 follows (in thousands except per share data):

                                        First Quarter     Second Quarter      Third Quarter      Fourth Quarter       Fiscal Year
                                        -------------     --------------      -------------      --------------       -----------
FISCAL 1998
Net sales.......................            $ 7,863            $ 8,593           $ 10,594            $ 33,659           $ 60,709
Gross profit ...................              1,526              1,513              2,313              14,884             20,236
Operating income (loss).........             (1,847)            (1,934)            (2,127)              8,691              2,783
Net income (loss)...............             (1,079)            (1,177)            (1,384)              5,160              1,520
Net income (loss) per share:
     Basic......................              (0.21)             (0.23)             (0.28)               1.08               0.31
     Diluted ...................              (0.21)             (0.23)             (0.28)               1.08               0.31

FISCAL 1997
Net sales.......................            $ 7,287            $ 8,287           $  8,209            $ 30,476           $ 54,259
Gross profit....................              1,557              1,780              1,450              13,550             18,337
Operating income (loss).........             (1,444)            (1,369)            (2,327)              8,319              3,179
Net income (loss)...............               (867)              (864)            (1,415)              4,906              1,760
Net income (loss) per share:
     Basic......................              (0.25)             (0.22) (1)         (0.28) (1)           0.97 (1)           0.40 (1)
     Diluted ...................              (0.25)             (0.22) (1)         (0.28) (1)           0.96 (1)           0.40 (1)



(1) Basic and diluted net income (loss) per share includes the effect of the initial public offering of securities in July 1997 as described in footnote 2. The weighted average shares associated with this offering are as follows:

                Second quarter 1997................             457,143
                Third quarter 1997.................           1,629,890
                Fourth quarter 1997................           1,640,000
                Fiscal year 1997...................             931,759

                                    PART III

ITEM 10.     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The following table sets forth certain information with respect to directors and executive officers of the Company.

                                 NAME                                  AGE  POSITION(S) HELD
                                 ----                                  ---  ----------------
     DIRECTORS AND EXECUTIVE OFFICERS

     Fred H. Klaucke.................................................    62 Chairman of the Board of Directors, President and
                                                                            Chief Executive Officer
     Charles A. Callahan.............................................    49 Vice President of Finance, Chief Financial Officer and
                                                                            Assistant Secretary
     Christine M. Luchi..............................................    46 Vice President of Operations
     Richard B. Callen...............................................    56 Secretary, Director
     Thomas A. James.................................................    56 Director
     Patrick J. Fulford .............................................    52 Director

     FRED H. KLAUCKE is the founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its incorporation in 1969 and as President since 1996.

     CHARLES A. CALLAHAN has served as Vice President of Finance and Chief Financial Officer of the Company since 1994, and as Assistant Secretary since 1992. Mr. Callahan joined the Company as Controller in 1992. He has over 25 years of experience in accounting and financial management including five years with KPMG LLP.

     CHRISTINE M. LUCHI has served as Vice President of Operations of the Company since 1996. Ms. Luchi joined the Company in 1990 as a Regional Manager. From 1992 until 1996, Ms. Luchi served as Director of Operations. Prior to joining the Company, Ms. Luchi held retail positions with General Host Corporation, where she served as training manager and district sales manager, and Tenneco Corporation, where she held the positions of district and division manager and franchise consultant. Ms. Luchi has additional consulting experience in the areas of operations and sales training.

     RICHARD B. CALLEN has served as Secretary and a Director of the Company since 1969. Mr. Callen is a partner in the law firm of Darweesh, Callen, Lewis & VonDohlen, which is legal counsel to the Company.

     THOMAS A. JAMES has served as a Director of the Company since 1992. Since 1969, Mr. James has served as the Chairman of the Board of Directors and Chief Executive Officer of both Raymond James & Associates, Inc., and its parent company, Raymond James Financial, Inc. Mr. James also serves as a Director of Heritage Family of Funds, Inc.

     PATRICK J. FULFORD has served as a Director of the Company since 1998. Since 1996, Mr. Fulford has served as Vice President, Finance and Customer Administration for Xerox Corporation's United States Customer Operations Organization. Prior to assuming his current position, Mr. Fulford held various positions with Xerox since 1970.

ITEM 11.      EXECUTIVE COMPENSATION

         The information required is incorporated by reference from the definitive Proxy Statement for the registrant's 1999 Annual Meeting of Stockholders.

ITEM 12.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The information required is incorporated by reference from the definitive Proxy Statement for the registrant's 1999 Annual Meeting of Stockholders.

ITEM 13.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The information required is incorporated by reference from the definitive Proxy Statement for the registrant's 1999 Annual Meeting of Stockholders.

                                    PART IV

ITEM 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

            (a)    FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES, AND
                   EXHIBITS.


             1.    FINANCIAL STATEMENTS

                   The following financial statements and supplementary data of the registrant and independent auditors' report on such financial statements are filed under Part II, Item 8.

                                                                                                                               PAGE
                                                                                                                               ----
Independent Auditors' Report................................................................................................    15

Balance Sheets as of January 30, 1999 and January 31, 1998..................................................................    16

Statements of Income for the years ended January 30, 1999, January 31, 1998 and February 1, 1997............................    17

Statements of Stockholders' Equity for the years ended January 30, 1999, January 31, 1998 and February 1, 1997..............    18

Statements of Cash Flows for the years ended January 30, 1999, January 31, 1998 and February 1, 1997........................    19

Notes to Financial Statements including supplementary data entitled
"Selected Quarterly Financial Data (Unaudited)".............................................................................  20-28

             2.    FINANCIAL STATEMENT SCHEDULES

                   Schedules not listed above have been omitted because they are not applicable or are not required.

             3.    EXHIBITS

                   A list of Exhibits required to be filed as part of this report is incorporated by reference on page 32 of this report.

            (b)    REPORTS ON FORM 8-K

            No reports on Form 8-K were filed with the Securities and Exchange Commission during the fourth quarter of fiscal 1998.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

     Date: April 29, 1999    WORLD OF SCIENCE, INC.

                             (Registrant)

                             By:          /S/    CHARLES A. CALLAHAN
                                -----------------------------------------------
                                              Charles A. Callahan
                                            VICE PRESIDENT, FINANCE
                                CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATE INDICATED.

                           SIGNATURE                                                           TITLE
---------------------------------------------------------------       -------------------------------------------------------
                      /S/ FRED H. KLAUCKE
---------------------------------------------------------------       Chairman of the Board, President
                       (Fred H. Klaucke)                                and Chief Executive Officer

                    /S/ CHARLES A. CALLAHAN                           Vice President, Finance,
---------------------------------------------------------------         Chief Financial Officer, and Assistant
                     (Charles A. Callahan)                              Secretary (Principal Accounting
                                                                        and Financial Officer)

                     /S/ RICHARD B. CALLEN
---------------------------------------------------------------       Director
                      (Richard B. Callen)

                    /S/ PATRICK J. FULFORD
---------------------------------------------------------------       Director
                     (Patrick J. Fulford)

                      /S/ THOMAS A. JAMES
---------------------------------------------------------------       Director
                       (Thomas A. James)

Date:     April 29, 1999

                                                 INDEX TO EXHIBITS

EXHIBIT                                                                                   INCORPORATED HEREIN        FILED
  NO.         DESCRIPTION                                                                    BY REFERENCE TO        HEREWITH
  ---         -----------                                                                    ---------------        --------
3.1           Form of Restated Certificate of Incorporation of the Company.              Exhibit 3.1 to World of
                                                                                         Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

3.2           Form of Bylaws of the Company, as amended.                                 Exhibit 3.2 to World of
                                                                                         Science, Inc's Fiscal
                                                                                         1997 Form 10-K Report

4             Specimen Certificate of Common Stock of the Company.                       Exhibit 4 to World of
                                                                                         Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.1*         Employment Agreement dated February 1, 1996 by and between the             Exhibit 10.1 to World
              Company and Fred H. Klaucke.                                               of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.2*         Covenant Not-to-Compete and Non-Disclosure Agreement dated June, 1989 of   Exhibit 10.2 to World
              Fred H. Klaucke.                                                           of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.3*         1993 Employee Stock Option Plan of the Company.                            Exhibit 10.3 to World
                                                                                         of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.4*         1989 Incentive Stock Option Plan of the Company.                           Exhibit 10.4 to World
                                                                                         of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.5          Lease Agreement dated as of September 11, 1968 between the Company and     Exhibit 10.5 to World
              Genesee Valley Regional Market Authority, together with all amendments     of Science, Inc's
              thereto.                                                                   Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.6          Lease Agreement dated as of March 29, 1994 between the Company and BF      Exhibit 10.6 to World
              Realty Investors Rochester II Limited Partnership.                         of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.7          Sublease dated as of March 31, 1997 between the Company and Tertrac        Exhibit 10.7 to World
              Associates.                                                                of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

11.1          Computation of Earnings Per Share.                                                                        X

23.1          Consent of KPMG LLP.                                                                                      X

27.1          Financial Data Schedule.                                                                                  X

* Plan or agreement pursuant to which the Company's officers or directors have received compensation.